UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Board of Directors’ Proposals to be submitted to the Stockholders of Banco Bradesco S.A., at the Special Stockholders’ Meeting to be held on December 9, 2004, at 4:00 p.m.

1. To cancel 443,566 book-entry registered stocks , with no par value, of which 443,562 are common stocks and 4 are preferred stocks held in treasury, representing its own Capital Stock, without reducing thereof, acquired by the Company by means of repurchase agreements authorized by the Board of Directors in Meetings # 971, 979 and 1,014, dated 11.7 and 12.9.2003 and 6.9.2004, respectively, in conformity with the provisions of Paragraph 6 of Article 6 of the Company’s By-Laws, Paragraphs 1 and 2 of Article 30 of Law 6,404/76 and CVM (Brazilian Securities Commission) Instructions 10, 268 and 390, dated 2.14.80, 11.13.97 and 7.8.2003, respectively.

2. With a view to offering an enhanced liquidity to the stocks, with resulting adjustment of stock price value on the market to a more attractive level for trading, to split the stocks representing the Capital Stock, without altering its amount, already taking into account the cancellation proposed in item “1” above, increasing the number of stocks by two hundred percent (200%), all of them book-entry registered stocks, with no par value, in accordance with the provisions of Article 12 of Law 6,404/76. Simultaneously to the Brazilian Market operation, and in the same proportion, the splitting of DRs - Depositary Receipts shall occur in the U.S. (NYSE) and European (Latibex) Markets.

If this proposal is approved, taking into account the stockholding position held on the date of the Meeting: a) the stockholders shall receive on a free basis, 2 (two) new stocks for each new stock of the same type; b) investors holding DRs - Depositary Receipt shall receive, on a free basis, 2 (two) new DRs for each DR, in such manner that the DRs continue to be traded at the ratio of one (1) stock per one (1) DR, in the respective markets.

The stocks resulting of the split will not imply an increase in the monthly distribution of dividends and/or interest on own capital, as they aim at offering an enhanced liquidity to the stocks, as it was explained above. The Monthly Interest on Own Capital, to be declared after the approval of the splitting process by the Brazilian Central Bank, will be adjusted, from R$0.1411800 to R$0.0470600 per common stock and from R$0.1552980 to R$0.0517660 per preferred stock, in such manner that the stockholders continue receiving the same amount they received prior to the referred operation.

3. To amend the “caput” of Article 6 in the Company’s By-Laws, in order to reflect the proposals mentioned in items “1” and “2”, the wording of which shall take effect as follows, after approval of the process by the Brazilian Central Bank: “Article 6) The Capital Stock is R$7,000,000,000.00 (seven billion reais), divided into 474,433,125 (four hundred, seventy-four million, four hundred, thirty-three thousand, one hundred and twenty-five book-entry) registered book-entry stocks, with no par value, of which 238,351,329 (two hundred, thirty- eight million, three hundred, fifty-one thousand, three hundred and twenty- nine) are common stocks and 236,081,796 (two hundred, thirty-six million, eighty-one thousand, seven hundred and ninety-six) are preferred stocks.

4. Aiming at giving continuity and invigorating investments in the expansion and modernization of our facilities, especially information technology, maintaining the Bank’s structure at levels adequate to an efficient rendering of services and optimization of processes, to consolidate the segmentation and reinforce the Bank’s capitalization in light of an expectation of loan operations volume growth for the next years, we propose to increase the Capital Stock, at the amount of R$700,000,000.00, increasing it from R$7,000,000,000.00 to R$7,700,000,000.00, by issuing 17,500,000 new book-entry registered stocks, with no par value, of which 8,791,857 are common stocks and 8,708,143 are preferred stocks, for private subscription at the price of R$40.00 per stock, which shall be fully incorporated into the Capital Stock, observing the term for the exercise of preemptive rights, to be subscribed by the stockholders, in the proportion of 3.688612594% over the stockholding position held by each one on the date of Meeting, after the stock splitting proposed in item “2” above.

Independently of the date of the Subscription Report distribution, the payment of 100% of the subscribed stocks will be held on 2.15.2005, the same proposed date for the payment of the complementary interest on own capital.

The issue price was fixed based on the Paragraph 1 of Article 170 of Law 6,404/76, prevailing the weighted average of stock prices on the market, already taking into account the stock proposed splitting in item “2”, in view of the high level of their trading. The fixation at levels lower than the market price has the purpose of granting margin to the regular development of the operation, and at same time offering conditions for the formation of subscription right price.

The subscription by stockholders, in the proportion of their stakes in the Capital Stock, shall be carried out during the period between 12.27.2004 and 1.27.2005. In the event of unsubscribed stocks, after elapsing the term for the exercise of preemptive rights, these shall be sold by means of auction to be held on the São Paulo Stock Exchange, pursuant to the provisions in letter “a” of Paragraph Seven of Article 171 of Law 6,404/76, at the minimum unit price corresponding to 90% of the weighted average of stock prices verified on the São Paulo Stock Exchange for the common and preferred stocks, prevailing the lower price among the two types, over the past ten (10) trading sessions immediately prior to the date of the official notice about the final unsubscribed stocks by this Bank, observing the subscription minimum price to be approved in the Meeting. All the amount calculated in the operation, exceeding the subscription amount, shall be fully carried at credit of the account “Capital Reserve- Stocks Goodwill”, benefiting all the stockholders, on an undistinguished basis.

Accordingly, the wording of “caput” in Article 6 of the Company’s By-Laws shall be amended after full completion of the capital increase process, which shall occur in ratification Special Meeting.

Dividends - Stocks resulting from the splitting and those subscribed in the referred capital increase shall be entitled to monthly dividends and/or interest on own capital, and possibly complementary dividends and/or interest to be declared from the date of the approval of the respective process by the Brazilian Central Bank. They also shall be fully entitled to possible advantages attributed to other stocks from the referred approvals.

Cidade de Deus, Osasco, State of São Paulo, November 22, 2004

Board of Directors

Lázaro de Mello Brandão	- Chairman
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente

We attest that this is a true copy of the extract of the Minutes of Special Stockholders’ Meeting #1042 of the Board of Directors of Banco Bradesco S.A., held on 11.22.2004, drawn up in the Company’s own registry.

Banco Bradesco S.A.

Milton Almicar Silva Vargas	Domingos Figueiredo de Abreu
Executive Vice President	Managing Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.